SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 4
                               to
                          SCHEDULE 13D

                            Under the
                 Securities Exchange Act of 1934


                  COMMONWEALTH INDUSTRIES, INC.
          ---------------------------------------------
                        (Name of Issuer)


                  Common Stock ($.01 par value)
            ----------------------------------------
                 (Title of Class of Securities)

                           20290410-8
                       ------------------
                         (CUSIP Number)



                     Ronald N. Graves, Esq.
        J.R. Simplot Self-Declaration of Revocable Trust
                         999 Main Street
                       Boise, Idaho  83702
                   Telephone:  (208) 336-2110
              ------------------------------------
       (Names, addresses and telephone numbers of persons
        authorized to receive notices and communications)


                        November 16, 2000
                    ------------------------
                  (Date of event which requires
                    filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot/J.R. Simplot Self Declaration of Revocable Trust

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)  Sole Voting Power              2,152,000
Shares
Beneficially        8)  Shared Voting Power                 0
Owned
by Each             9)  Sole Dispositive Power         2,152,000
Reporting
Person With:        10) Shared Dispositive Power            0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,152,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     13.02%

14)  Type of Reporting Person

     IN

     The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Stock"), of Commonwealth Industries, Inc. (the "Issuer"), whose address is 500 West Jefferson Street, Louisville, Kentucky 40202. This Amendment No. 4 amends the Schedule 13D originally filed on March 1, 1999 on behalf of the J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust"), as amended by Amendment No. 1 to Schedule 13D filed on November 12, 1999, as amended by Amendment No. 2 to Schedule 13D filed on December 2, 1999, and as amended by Amendment No. 3 to Schedule 13D filed December 29, 1999. The Trust is an inter vivos revocable trust of which Mr. J.R. Simplot ("Mr. Simplot") is the trustee and beneficiary. Mr. Simplot is a U.S. citizen. Mr. Simplot is Chairman Emeritus of, and a consultant to, J.R. Simplot Company, 999 Main Street, Boise, Idaho 83702.

     The purpose of this Amendment is to report sales of Stock by the Trust.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
___________________________________________________________________


     (a - b) As of November 20, 2000, the Trust owned 2,152,000 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares.

     Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the Quarter ended September 30, 2000 (the "10-Q"), the shares owned constitute approximately 13.02% of the 16,528,051 shares of Stock outstanding, as reported in the 10-Q.

     (c) During the 60 days prior to and including November 16, 2000, the Trust sold the shares of Stock described below in open market purchases through ordinary brokerage transactions:



     Purchase       No. of         Price per Share
       Date         Shares     (including commissions)

     10/17/00        3,700         $4.50
     10/18/00       15,000          4.375
     10/18/00       45,000          4.000
     10/23/00       25,000          4.2875
     11/13/00       20,000          4.75
     11/14/00       15,000          4.50
     11/14/00       10,000          4.6250
     11/15/00       15,000          4.4375
     11/16/00       65,000          4.2548


     (d - e)  Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                         J.R. Simplot Self-Declaration of
                         Revocable Trust



                         By   //J.R. Simplot//
                         ------------------------------------
                              J.R. Simplot, as Trustee

Date:  November 21, 2000